Mail Stop 4561

March 9, 2010

Sydney L. Carey
Executive Vice President, CFO
TIBCO Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **TIBCO Software Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2009**
> **Filed January 29, 2010**
> **File No. 000-26579**

Dear Mr. Carey:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal year Ended November 30, 2009

General

1. We note from disclosure in your Form 10-K that your business operations include the Middle East. We also note from a May 2008 news article posted on your website that you have worked extensively with customers in the Middle East including in Iran. In addition, we note that some of your customers described in this article including Emirates Airlines, Emirates Bank, National Bank of Kuwait and Dubai Internet City have operations in Iran, Syria and Sudan. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and

are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. Please also tell us whether Emirates Airlines, Emirates Bank, National Bank of Kuwait and Dubai Internet City use your products or services in their operations in Iran, Syria or Sudan.

2.   Please discuss the materiality of any contacts with Iran, Syria or Sudan described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

3.   It appears that some of your software products may be included in the Department of Commerce's Commerce Control List. Please tell us whether any of your products relate to "multi-data-stream processing equipment operating systems" or "real time processing equipment operating systems." Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided to or are used in Iran, Syria or Sudan, if any, have military uses, and describe possible military uses of which you are aware.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 23

4.   Please tell us what consideration you have given to expanding the overview section to discuss your key prospects for future growth and material opportunities, challenges and risks, to give investors a better understanding of what the

company's executives are most focused on in both the short and long-term. See
Section III.A of SEC Release No. 33-8350 for additional guidance.

Results of Operations, page 28

5.   We note from your disclosure on page 4 that you might face pricing pressures
        from current competitors and new market entrants in the future. Please tell us
        how your prices have changed, if at all, over the past three years and if pricing
        pressures have had a material impact on your revenues during that time. See
        Items 303(a)(3)(iii) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

6.   We note that revenues from certain arrangements are accounted for under SOP
        81-1. Please tell us where you classify these revenues and related costs in your
        Consolidated Statements of Operations. If you classify these revenues and related
        costs in a single line item or allocate between license and services please explain
        your basis of presentation or allocation methodology, why you believe such
        presentation is reasonable and confirm to us that this presentation has been
        consistently applied. Assuming that your presentation of revenues and cost of
        revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1)
        and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting
        Policies and Estimates and footnote disclosures include a discussion of your basis
        of presentation or allocation methodology and discuss the reasons for such
        presentation or allocation.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

7.   Your disclosures indicate that vendor-specific objective evidence ("VSOE") of
        your maintenance and support is based on the "stated renewal rate included in the
        license arrangements or rates charged in standalone sales of maintenance and
        support." Please tell us more about your methodology for establishing VSOE.
        When VSOE is based on stated renewal rates please tell us how you determined
        the renewal rates are substantive. In this regard, please provide the range of
        renewal rates and tell us what percentage of your customers actually renew at
        such rates. When VSOE is based on stand-alone sales, please provide the volume
        and range of stand alone sales used to establish VSOE. Also, describe the various
        factors that affect your VSOE analysis including customer type and other pricing
        factors (e.g., geographic region, purchase volume, etc.).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief